The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


06014844

June 29, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Progress of the agreement regarding business alliances between The Sumitomo Trust & Banking Co., Ltd. and The Yachiyo Bank, Ltd. with capital involvement

Notice of Resolutions of The Ordinary General Meeting of Shareholders

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dw 7/5

06/29/06 10:09AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Toru Matsuura
Title: Controller

June 29, 2006

RECEIVED
2006 JUL -3 P 4:51
OFFICE OF INTERNATIONAL

The Sumitomo Trust & Banking Co., Ltd.
The Yachiyo Bank, Ltd.

Progress of the agreement regarding business alliances between The Sumitomo Trust & Banking Co., Ltd. and The Yachiyo Bank, Ltd. with capital involvement

The Sumitomo Trust & Banking Co., Ltd (Sumitomo Trust) and The Yachiyo Bank, Ltd. (Yachiyo Bank) reached an agreement on business and capital alliances on March17, 2006, so that both parties can further strengthen business franchise and enhance corporate value.

Sumitomo Trust and Yachiyo Bank hereby announced that Yachiyo Bank, at the shareholders meeting and the meeting of the Board of Directors held today, resolved a capital restructuring based on the agreement made between two parties, as follows. Sumitomo Trust and Yachiyo Bank also announced the progress of business alliances between the parties, described below.

1. Outline of capital restructuring

(1) Yachiyo Bank will buy back and retire 25,000 shares of Preferred shares No.1 (initial issue price 1 million yen per share) out of 35,000 shares which Sumitomo Trust holds, on August 1, 2006 using retained earnings.

(2) At the same time, Yachiyo Bank will issue 15 billion yen of Preferred shares No.2 (15,000 shares) and 5 billion yen of subordinated convertible bonds (to be issued at par), and Sumitomo Trust will purchase them.

(i) Preferred shares No.2

Shares to be offered	15,000 shares
Amount to be paid	1,000,000 yen per share (Total amount 15 billion yen)
Issue date	August 1, 2006
Mandatory conversion date	September 30, 2016
Dividend rate	3%
Conversion period	From July 31, 2011 to September 29, 2016
Initial conversion price	Market price per share to be decided based on book value of consolidated net assets as of issue date
Reset of conversion price	Change to market price as of every 30th of September, from September 30, 2011 to September 30, 2015 (downward only and up to 70% of initial conversion price)

(ii) Subordinated convertible bonds

Total amount to be offered	5 billion yen
Amount to be paid	100 yen for face value 100 yen (Total amount 5 billion yen)
Issue date	August 1, 2006
Maturity date	September 30, 2016
Coupon rate	2.15%
Conversion period	From July 31, 2011 to September 29, 2016
Initial conversion price	Market price per share to be decided based on book value of

	consolidated net assets as of issue date
Reset of conversion price	Change to market price as of every 30th of September, from September 30, 2011 to September 30, 2015 (downward only and up to 70% of initial conversion price)

In addition, Sumitomo Trust will purchase common shares of Yachiyo Bank up to 5% of outstanding shares. Yachiyo bank will purchase approximately 500 million yen equivalent of common shares of Sumitomo Trust from the secondary market.

2. Progress of business alliances

Sumitomo Trust and Yachiyo Bank have been negotiating so that both parties can offer financial products and services to be strongly supported by clients of Tokyo metropolitan area, utilizing each competitiveness, since the agreement regarding business and capital alliances mentioned above. The schedule of each business, including the products which have been already started, is as follows.

(a) Estate and will services

Yachiyo Bank will commence promotion of estate and will services, which Sumitomo Trust will provide, as an agency. The start of the services will be July 3, 2006.

(b) Investment products

Yachiyo Bank has commenced sales of mutual funds, "Sumitomo Trust SRI Japan Open (Good Company)" and "Sumitomo Trust Foreign Stock Index Open", which are managed by Sumitomo Trust's subsidiary, STB Asset Management Co., Ltd., since June 1, 2006. Both parties are planning to enhance the products.

(c) Other businesses

- Affiliated ATM Net work from July 18, 2006
- Business alliance between Yachiyo Bank and First Credit Corporation
  Yachiyo Bank will make agreement regarding business alliance with First Credit Corporation and commence mutual client introduction. The start of the service will be July 3, 2006.
- Joint promotion of various seminars and free consultation fair on estate from August.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

On 29th June, 2006, The Sumitomo Trust and Banking Company, Limited ("Sumitomo Trust") sent to its shareholders a Notice of Resolutions of the Ordinary General Meeting of Shareholders of Sumitomo Trust held on 29th June, 2006 (the "Notice"). English translations of the Japanese original text of the Notice are displayed on this website solely for the purpose of convenience for the user of this website. Sumitomo Trust does not represent or warrant that the information displayed on this website (the "Information") provides complete and accurate information as to the material information in the Notice. No warranty is given to the user of this website as to the accuracy or completeness or timeliness of the Information. In order to know accurately and completely the information contained in the Notice, it is necessary to read the Notice. The shareholders of Sumitomo Trust are requested to refer to the complete text of the Notice. The original Japanese text of the Notice should be available to shareholders outside Japan at their respective sub-custodians in Japan.

Neither the provision of the Information by way of this website nor any part of the Information shall be deemed to be an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any securities, nor shall it be deemed a recommendation for or an endorsement of investment by Sumitomo Trust. Neither Sumitomo Trust nor any of its directors, officers, employees, agents, affiliates and assigns shall be liable to any person for any losses, damages, costs or expenses of whatever nature arising out of, or in any way related to, any errors to, delays in, ambiguities of, omissions from or alterations to, the Information or for any reliance by such person on any part of the Information.

(TRANSLATION)

29th June, 2006

To: Shareholders

Yutaka Morita
President and Director
The Sumitomo Trust and Banking Company, Limited
5-33, Kitahama 4-chome, Chuo-ku, Osaka

NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Please be informed that the following matters were reported or resolved at the 135th Ordinary General Meeting of Shareholders of The Sumitomo Trust and Banking Company, Limited (the "Bank") held on the date hereof:

Matters reported:

1. Matters concerning the report on the consolidated balance sheet as of 31st March, 2006, the consolidated profit and loss statement and the business report for the 135th fiscal term (from 1st April, 2005 to 31st March, 2006), and the results of the audit of the accounting auditors and the Board of Statutory Auditors concerning the consolidated financial statements
2. Matters concerning the report on the balance sheet as of 31st March, 2006 and the profit and loss statement for the 135th fiscal term (from 1st April, 2005 to 31st March, 2006)

The above matters were reported.

Matters resolved:

Agenda Item No. 1: Matters concerning the approval of the proposed Statement of Appropriation of Retained Earnings for the 135th fiscal term

The matter has been resolved and approved in accordance with the original proposal. The dividend for ordinary shares is resolved to be ¥6 per share.

Agenda Item No. 2: Matters concerning the partial amendment of the Articles of Incorporation

The matter has been resolved and approved in accordance with the original proposal. The amendments are set forth below:

(The amended sections are underlined.)

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS
(Corporate Name) **Article 1.** The name of the Company shall be Sumitomo Shintaku Ginko Kabushiki Kaisha and in English it shall be "The Sumitomo Trust and Banking Company, Limited."	*(Corporate Name)* **Article 1.** *[This Article will be amended to make mere editorial modifications only in Japanese. No modification of the English translation of this Article is necessary.]*
(Purpose) **Article 2.** The purpose of the Company shall be to engage in the following businesses: 1. Trust business; 2. Acceptance of deposits and installment savings, extending loans, discounting bills and notes and exchange transactions; 3. Guarantee of obligations, acceptance of bills and notes and any other business incidental to the banking business mentioned in the preceding item; 4. Underwriting, handling of offering for subscription and for sale, purchasing and selling and any other business which banks and/or trust companies are permitted to conduct under the Securities and Exchange Law of Japan in respect of national government bonds, local government bonds and government-guaranteed bonds and any other securities; 5. Any business in which banks and/or trust companies are permitted to engage under the Secured Bonds Trust Law, the Law on Recording of Bonds, etc. and other laws; and 6. Any other business incidental or relating to the businesses mentioned in any of the foregoing items.	*(Purpose)* **Article 2.** *[This Article will be amended to make mere editorial modifications only in Japanese. No modification of the English translation of this Article is necessary.]*
(Location of Head Office) **Article 3.** The head office of the Company shall be located in Osaka City.	*(Location of Head Office)* **Article 3.** *[This Article will be amended to make mere editorial modifications only in Japanese. No modification of the English translation of this Article is necessary.]*

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
(Newly Established.)	*(Establishment of Organization)* **Article 4.** The Company shall establish a Board of Directors, Statutory Auditors, a Board of Statutory Auditors and Accounting Auditors.
(Method by which Public Notice is Given) **Article 4.** Public notice of the Company shall be placed in the *Nihon Keizai Shimbun*.	*(Method by which Public Notice is Given)* **Article 5.** Public notice of the Company shall be placed in the *Nihon Keizai Shimbun*.
CHAPTER II SHARES	CHAPTER II SHARES
(Total Number of Shares Authorized to be Issued) **Article 5.** The total number of shares authorized to be issued by the Company shall be three billion, one hundred and twenty five million (3,125,000,000) shares, of which three billion (3,000,000,000) shares shall be ordinary shares and one hundred and twenty five million (125,000,000) shares shall be preference shares; provided, however, that in case of cancellation of shares or conversion of preference shares to ordinary shares, the number of the shares or the preference shares set forth above shall be reduced by the number of the shares so cancelled or the preference shares so converted.	*(Total Number of Shares Authorized to be Issued)* **Article 6.** The total number of shares authorized to be issued by the Company shall be three billion (3,000,000,000) shares.
(Newly Established.)	*(Issuance of Share Certificates)* **Article 7.** The Company shall issue share certificates representing its issued shares.
(Purchase of the Company's Own Stock) **Article 5-2.** The Company may, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan, purchase its own stock by a resolution of the Board of Directors.	(Deleted.)
(Number of Shares Constituting one (1) Unit and Non-issuance of Share Certificates for Fractional Unit Shares) **Article 6.** The number of shares constituting one (1) unit of shares of the Company shall be one thousand (1,000) for every kind of share. The Company shall not issue share certificates for fractional unit shares (the "Fractional Unit Shares") except to the extent specified in the Share Handling Regulations.	*(Number of Shares Constituting one (1) Unit and Non-issuance of Share Certificates for Fractional Unit Shares)* **Article 8.** 1. The number of shares constituting one (1) unit of shares of the Company shall be one thousand (1,000). 2. The Company may choose not to issue share certificates for fractional unit shares.
(Record Date)	(Deleted.)

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
Article 7. With respect to the shares issued by the end of each fiscal year, the Company shall deem any shareholder (including the beneficial shareholders registered in the record of the register of beneficial shareholders in writing or in electronic form; hereinafter the same shall apply) who appears in the last record of the Register of Shareholders in writing or in electronic form as of the end of each fiscal year to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for the fiscal year concerned. With respect to the shares issued during a period from the day immediately following the end of the fiscal year to the date of the ordinary general meeting of shareholders, the Company shall deem any shareholder who appears in the record of the Register of Shareholders in writing or in electronic form as of the issuance of the relevant shares to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders concerned. In addition to the preceding paragraph, whenever necessary, the Company may fix a record date upon giving prior public notice.	
(Sale of Fractional Unit Shares) **Article 7-2.** A shareholder holding Fractional Unit Shares may request the Company to sell to the shareholder the number of shares which, when combined with the number of such Fractional Unit Shares held by such shareholder, equals one (1) full unit of shares.	*(Request for Sale of Fractional Unit Shares)* **Article 9.** A shareholder holding fractional unit shares (including the beneficial shareholders registered in the records of the register of beneficial shareholders in writing or in electronic form; hereinafter the same shall apply) may request the Company to sell to the shareholder the number of shares which, when combined with the number of such fractional unit shares held by such shareholder, equals one (1) full unit of shares.
(Share Handling Regulations) **Article 8.** The denominations of share certificates to be issued by the Company, the registration of transfer of shares on the Register of Shareholders, the receipt of the notice with respect to beneficial shareholders, the purchase and sale of Fractional Unit Shares by the Company and all other matters pertaining to the handling of shares of the Company shall be governed by the Share Handling Regulations to be enacted by a resolution of the Board of Directors.	*(Share Handling Regulations)* **Article 10.** The denominations of share certificates to be issued by the Company, changes to the matters registered on the Register of Shareholders such as the name of a shareholder, the handling of requests for the purchase and sale of fractional unit shares by the Company and all other procedures pertaining to shares of the Company as well as fees therefor shall be governed by the Share Handling Regulations to be enacted by the Board of Directors.

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
CHAPTER II-2 PREFERENCE SHARES	(Deleted.)
(Preference Share Dividends) **Article 8-2.** When the Company pays dividends as provided for in Article 31, the Company shall pay dividends in such amount being not more than sixty yen (¥60) per year per preference share as determined by a resolution of the Board of Directors at the time of issue of the preference shares (the "preference share dividends") to each of the holders of the preference shares (the "preference shareholders") in priority to the holders of the ordinary shares (the "ordinary shareholders"); provided, however, that if the Company has paid preference share interim dividends as provided for in Article 8-3 in the relevant fiscal year, the amount of each preference share dividends shall be reduced by the amount of such preference share interim dividends. If the amount of dividends payable to the preference shareholders during a fiscal year is short of the amount of the preference share dividends, the deficiency shall not be payable in any of the succeeding fiscal years. No amount in excess of the preference share dividends shall be paid to any preference shareholder as dividends.	(Deleted.)
(Preference Share Interim Dividends) **Article 8-3.** When the Company pays interim dividends as provided for in Article 32, the Company shall pay moneys in the amount determined by a resolution of the Board of Directors at the time of issue of the preference shares which shall not exceed the amount equal to one half (1/2) of the preference share dividends per preference share (the "preference share interim dividends") to each preference shareholder in priority to the ordinary shareholders.	(Deleted.)
(Distribution of Residual Assets) **Article 8-4.** In case of distribution of residual assets of the Company, the Company shall pay eight hundred yen (¥800) per preference share to each preference shareholders in priority to the ordinary shareholders.	(Deleted.)

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
No distribution of the residual assets other than that provided for in the preceding paragraph shall be made to any preference shareholder.	
(Cancellation) **Article 8-5.** The Company may at any time purchase preference shares and cancel them at the relevant purchase price by the profits payable to the shareholders as dividends. After the issue of the preference shares, the Company may, upon expiry of a period determined by a resolution of the Board of Directors of the Company at the time of such issue, redeem all or a part of the preference shares at the time and at a redemption price deemed appropriate after taking into account of the market conditions, each determined by such resolution of the Board of Directors. In the case of a partial redemption, the preference shares to be so redeemed shall be chosen by drawing or otherwise.	(Deleted.)
(Voting Rights) **Article 8-6.** No preference shareholder shall be entitled to vote at a general meeting of shareholders unless otherwise provided by laws or regulations.	(Deleted.)
(Consolidation or Split, Share Subscription Rights, etc.) **Article 8-7.** Except as otherwise provided by laws or regulations, no consolidation or split shall be made in respect of the preference shares. No subscription rights in respect of newly issued shares or no subscription rights in respect of debentures with share acquisition rights shall be granted to any preference shareholder.	(Deleted.)
(Conversion to Ordinary Shares) **Article 8-8.** Any preference shareholder may, during such conversion period as determined by a resolution of the Board of Directors at the time of issue of the preference shares, request conversion of preference shares to ordinary shares on the terms provided by such resolution.	(Deleted.)
(Mandatory Conversion to Ordinary Shares) **Article 8-9.**	(Deleted.)

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
Any preference share in respect of which a request for conversion has not been made during the conversion period shall be mandatorily converted, as of the day immediately following the last day of such period (the "mandatory conversion date"), to ordinary shares in the number obtainable by dividing the amount equivalent to the subscription amount per preference share by the average of the daily closing prices (including closing bids or offered prices) of the ordinary shares of the Company (regular way) on the Tokyo Stock Exchange for thirty (30) trading days (excluding a trading day or days on which no closing price is reported) commencing on the forty-fifth (45th) trading day prior to the mandatory conversion date; provided, however, that the calculation of the average price shall be made to the nearest one-tenth of a yen with five one-hundredths or more of a yen to be considered a full tenth. In this case, if the average price so obtained is less than the amount, not less than two hundred yen (¥200), as determined by a resolution of the Board of Directors at the time of issue of such preference shares, then the number of ordinary shares shall be the number obtainable by dividing the amount equivalent to the subscription amount per preference share by such amount. In the calculation of the number of ordinary shares as set forth above, any number less than one (1) share shall be dealt with in the same manner as applied to share consolidation as provided for in the Commercial Code of Japan.	
CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS
(Newly Established.)	*(Record Date)* **Article 11.** The Company shall deem any shareholder who appears in the last record of the Register of Shareholders in writing or in electronic form as of March 31 of each year to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for such year.
(Time of Convocation) **Article 9.** Ordinary general meetings of	*(Convocation)* **Article 12.** 1. Ordinary general meetings of

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
shareholders shall be convened within three (3) months from the last day of each fiscal year.	shareholders of the Company shall be convened within three (3) months from the last day of each business year.
In addition to the preceding paragraph, extraordinary general meetings of shareholders shall be convened whenever necessary.	(Deleted.)
(Newly Established.)	2. General meetings of shareholders of the Company shall be convened at the location of the head office, at a neighboring place thereof, or in the special wards of Tokyo.
(Site of Convocation) **Article 10.** General meetings of shareholders shall be convened at the location of the head office, at a neighboring place thereof, or in the special wards of Tokyo.	(Deleted.)
(Chairman of Meetings) **Article 11.** The Director predetermined by a resolution of the Board of Directors shall act as chairman at all general meetings of shareholders. Should such predetermined Director be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors.	*(Person Authorized to Convene General Meetings of Shareholders and Chairman of Meetings)* **Article 13.** The Director predetermined by a resolution of the Board of Directors shall convene and act as chairman at all general meetings of shareholders. Should such predetermined Director be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors.
(Requirement for Resolutions) **Article 12.** Except as otherwise provided by laws or regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present thereat. Resolutions of a general meeting of shareholders pursuant to Article 343, Paragraph 1 of the Commercial Code of Japan shall be adopted by not less than two-thirds (2/3) of the votes of the shareholders present or otherwise represented at the meeting, who hold not less than one-third (1/3) of the votes of all shareholders.	*(Requirement for Resolutions)* **Article 14.** 1. Except as otherwise provided by laws or regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present thereat. 2. Resolutions of a general meeting of shareholders pursuant to Article 309, Paragraph 2 of the Company Law of Japan shall be adopted by not less than two-thirds (2/3) of the votes of the shareholders present or otherwise represented at the meeting, who hold not less than one-third (1/3) of the votes of all shareholders who are entitled to vote.

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
(Newly Established.)	*(Disclosure of Reference Documents, etc. through Internet)* **Article 15.** The Company may disclose the information required to be described or indicated in the reference documents for the general meeting of shareholders, financial statements, consolidated financial statements and business reports through the Internet pursuant to the Ministry of Justice Ordinance.
(Exercise of Voting Rights by Proxy) **Article 13.** A shareholder may exercise his or her voting rights by proxy; provided, however, that such proxy shall be limited to another shareholder of the Company who is entitled to vote at the relevant general meeting of shareholders. A shareholder or a proxy shall submit a power of attorney establishing his or her authority to the Company at each general meeting of shareholders.	*(Exercise of Voting Rights by Proxy)* **Article 16.** A shareholder may exercise his or her voting rights by one (1) proxy who shall also be a shareholder of the Company holding voting rights. In this case, the relevant shareholder or the proxy shall submit to the Company a document certifying the authority of the proxy to act as such at each general meeting of shareholders.
(Minutes) **Article 14.** The substance of proceedings and the results thereof at a general meeting of shareholders shall be recorded in the minutes and the chairman of the meeting and the Directors present thereat shall affix their names and seals thereto.	(Deleted.)
(General Meetings of Holders of Class of Shares) **Article 14-2.** The provisions of Articles 10, 11, 13 and 14 shall apply *mutatis mutandis* to general meetings of holders of respective classes of shares.	(Deleted.)
CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS
(Number of Directors) **Article 15.** The Company shall have not more than fifteen (15) Directors.	*(Number of Directors)* **Article 17.** The Company shall have not more than fifteen (15) Directors.
(Election) **Article 16.** Directors shall be elected at a general meeting of shareholders. A resolution for the election of Directors shall be adopted by a majority vote at a	*(Election and Removal)* **Article 18.** (Deleted.) 1. Election and removal of Directors shall be decided at a general meeting of

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
general meeting of shareholders at which shareholders holding in the aggregate one-third (1/3) or more of the number of voting rights held by all the shareholders are present. Cumulative voting shall not be used for the election of Directors.	shareholders by a majority of the votes of the shareholders present or otherwise represented at the meeting, who hold not less than one-third (1/3) of the votes of all shareholders who are entitled to vote. 2. Cumulative voting shall not be used for the election of Directors.
(Removal) **Article 16-2.** Directors may be removed by a resolution at a general meeting of shareholders. A resolution for the removal of Directors provided for in the preceding paragraph shall be adopted by two-thirds (2/3) or more of the voting rights of the shareholders present at a general meeting of shareholders who hold one-third (1/3) or more of the voting rights held by all the shareholders.	(Deleted.)
(Board of Directors) **Article 17.** The Board of Directors shall consist of all the Directors of the Company. The Chairman of the Board of Directors shall convene and act as chairman at all meetings of the Board of Directors. Should the office of the Chairman of the Board of Directors be vacant, or should he or she be unable to act, the President-Director shall so act, and should the President-Director also be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors. Any notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor at least three (3) days prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened. (Newly Established.)	*(Board of Directors)* **Article 19.** (Deleted.) 1. The Chairman of the Board of Directors shall convene and act as chairman at all meetings of the Board of Directors. Should the office of the Chairman of the Board of Directors be vacant, or should he or she be unable to act, the President-Director shall so act, and should the President-Director also be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors. 2. Any notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor at least three (3) days prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened. 3. When a Director proposes a matter to be resolved by the Board of Directors, it shall be deemed that such matter is adopted by a resolution of the Board of Directors if all Directors who may act on such resolution express their agreement to such matter in writing or through an electromagnetic device and if the

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
	Statutory Auditors express no objections thereto.
Except as otherwise provided by laws or regulations, all resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present at a meeting of the Board of Directors, which Directors present shall constitute a majority of all Directors.	(Deleted.)
The substance of proceedings and the results thereof at a meeting of the Board of Directors shall be recorded in the minutes and the chairman of the meeting and the Directors and Statutory Auditors present thereat shall affix their names and seals thereto.	4. All matters pertaining to the management of the Board of Directors and other related matters shall be governed by the Regulations of the Board of Directors to be enacted by the Board of Directors.
(Directors with Titles and Representative Directors) **Article 18.** (Newly Established.)	*(Representative Directors and Directors with Titles)* **Article 20.** 1. The Board of Directors shall appoint from among its Directors one (1) or more Representative Directors.
The Board of Directors shall appoint one (1) President-Director, and, whenever necessary, may appoint one (1) Chairman of the Board of Directors and one (1) or more Deputy Chairmen of the Board of Directors, Deputy President-Directors, Senior Managing Directors and Managing Directors, by its resolution.	2. The Board of Directors shall appoint one (1) President-Director, and, whenever necessary, may appoint one (1) Chairman of the Board of Directors and one (1) or more Deputy Chairmen of the Board of Directors, Deputy President-Directors, Senior Managing Directors and Managing Directors, by its resolution.
Representative Directors shall be elected from among the Chairman of the Board of Directors, the Deputy Chairman of the Board of Directors, President-Director, Deputy President-Directors, Senior Managing Directors, Managing Directors and Directors, and each Representative Director shall represent the Company.	(Deleted.)
(Duties of Directors with Titles) **Article 19.** The Chairman of the Board of Directors shall preside over the Board of Directors.	*(Duties of Directors with Titles)* **Article 21.** 1. The Chairman of the Board of Directors shall preside over the Board of Directors.
The Deputy Chairman of the Board of Directors shall assist the Chairman of the Board of Directors.	2. The Deputy Chairman of the Board of Directors shall assist the Chairman of the Board of Directors.
The President-Director shall carry out and implement resolutions of the Board of Directors and shall supervise the operations of the Company in general.	3. The President-Director shall carry out and implement resolutions of the Board of Directors and shall supervise the operations of the Company in general.

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
The Deputy President-Directors, Senior Managing Directors and Managing Directors shall assist the President-Director and shall execute the day-to-day business of the Company; provided, however, that should the President-Director be unable to act, his or her duties provided in the preceding paragraph shall be carried out by one of the other Directors in accordance with the order of priority predetermined by a resolution of the Board of Directors.	4. The Deputy President-Directors, Senior Managing Directors and Managing Directors shall assist the President-Director and shall execute the day-to-day business of the Company; provided, however, that should the President-Director be unable to act, his or her duties provided in the preceding paragraph shall be carried out by one of the other Directors in accordance with the order of priority predetermined by a resolution of the Board of Directors.
(Term of Office) **Article 20.** The term of office of a Director shall expire upon conclusion of the ordinary general meeting of shareholders held for the last fiscal period ending within one (1) year after his or her assumption of office.	*(Term of Office)* **Article 22.** The term of office of a Director shall expire upon conclusion of the ordinary general meeting of shareholders held for the last business year ending within one (1) year after his or her election.
(Election to Fill a Vacancy) **Article 21.** When a Director resigns before the expiration of his or her term of office and the total number of Directors is not less than that legally stipulated, an election to fill the vacancy is not always necessary. The term of office of any Director elected to fill a vacancy shall expire when the term of office of his or her predecessor would have expired.	(Deleted.)
(Remuneration) **Article 22.** Remuneration to Directors shall be determined by a resolution of a general meeting of shareholders.	(Deleted.)
CHAPTER V STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS	CHAPTER V STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS
(Number of Statutory Auditors) **Article 23.** The Company shall have not more than five (5) Statutory Auditors.	*(Number of Statutory Auditors)* **Article 23.** *[This Article will be amended to make mere editorial modifications only in Japanese. No modification of the English translation of this Article is necessary.]*
(Election) **Article 24.** Statutory Auditors shall be elected at a general meeting of shareholders. A resolution for the election of Statutory Auditors shall be adopted by a majority vote	*(Election)* **Article 24.** (Deleted.) Election of Statutory Auditors shall be decided at a general meeting of shareholders

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
at a general meeting of shareholders at which shareholders holding in the aggregate one-third (1/3) or more of the number of voting rights held by all the shareholders are present.	by a majority of the votes of the shareholders present or otherwise represented at the meeting, who hold not less than one-third (1/3) of the votes of all shareholders who are entitled to vote.
(Removal) **Article 24-2.** Statutory Auditors may be removed by a resolution at a general meeting of shareholders. A resolution for the removal of Statutory Auditors provided for in the preceding paragraph shall be adopted by two-thirds (2/3) or more of the voting rights of the shareholders present at a general meeting of shareholders who hold one-third (1/3) or more of the voting rights held by all the shareholders.	(Deleted.)
(Board of Statutory Auditors) **Article 25.** The Board of Statutory Auditors shall consist of all the Statutory Auditors of the Company. Any notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least one (1) week prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened. Except as otherwise provided by laws or regulations, all resolutions of the Board of Statutory Auditors shall be adopted by a majority vote of the Statutory Auditors. The substance of proceedings and the results thereof at a meeting of the Board of Statutory Auditors shall be recorded in the minutes and the Statutory Auditors present thereat shall affix their names and seals thereto.	*(Board of Statutory Auditors)* **Article 25.** (Deleted.) 1. Any notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least one (1) week prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened. 2. Except as otherwise provided by laws or regulations, all resolutions of the Board of Statutory Auditors shall be adopted by a majority of the votes of the Statutory Auditors. 3. The substance of proceedings and the results thereof at a meeting of the Board of Statutory Auditors shall be recorded in the minutes and the Statutory Auditors present thereat shall affix their names and seals thereto.
(Full-Time Statutory Auditors and Standing Statutory Auditors) **Article 26.** Statutory Auditors shall appoint from among themselves one (1) or more full-time Statutory Auditors.	*(Full-Time Statutory Auditors and Standing Statutory Auditors)* **Article 26.** 1. The Board of Statutory Auditors shall appoint from among its Statutory Auditors one (1) or more full-time Statutory Auditors.

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
Statutory Auditors may appoint from among themselves one (1) or more Standing Statutory Auditors whenever necessary.	2. Statutory Auditors may appoint from among themselves one (1) or more Standing Statutory Auditors whenever necessary.
(Term of Office) **Article 27.** The term of office of a Statutory Auditor shall expire upon conclusion of the ordinary general meeting of shareholders held for the last fiscal period ending within four (4) years after his or her assumption of office. (Newly Established.)	*(Term of Office)* **Article 27.** 1. The term of office of a Statutory Auditor shall expire upon conclusion of the ordinary general meeting of shareholders held for the last business year ending within four (4) years after his or her election. 2. The term of office of any Statutory Auditor elected to fill a vacancy shall expire when the term of office of his or her predecessor would have expired.
(Election to Fill a Vacancy) **Article 28.** When a Statutory Auditor resigns before the expiration of his or her term of office and the total number of Statutory Auditors is not less than that legally stipulated, an election to fill the vacancy is not always necessary. The term of office of any Statutory Auditor elected to fill a vacancy shall expire when the term of office of his or her predecessor would have expired.	(Deleted.)
(Remuneration) **Article 29.** Remuneration to Statutory Auditors shall be determined by a resolution of a general meeting of shareholders.	(Deleted.)
(Newly Established.)	CHAPTER VI LIMITED LIABILITY AGREEMENTS WITH OUTSIDE DIRECTORS AND OUTSIDE STATUTORY AUDITORS
(Newly Established.)	*(Limited Liability Agreements with Outside Directors and Outside Statutory Auditors)* **Article 28.** The Company may enter into agreements with Outside Directors and Outside Statutory Auditors concerning the liability to the Company; provided, however, that the limit of such liability shall be the amount stipulated by laws and regulations.
CHAPTER VI ACCOUNTS	CHAPTER VII ACCOUNTS

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
(Fiscal Year and Date of Closing Accounts) **Article 30.** The fiscal year of the Company shall be from April 1 of each year to March 31 of the following year and the accounts of the Company shall be closed on the last day of each fiscal year.	*(Business Year)* **Article 29.** The business year of the Company shall be from April 1 of each year to March 31 of the following year.
(Dividends of Profit) **Article 31.** Dividends of profit shall be paid to the shareholders or registered pledgees appearing in the last record of the Register of Shareholders in writing or in electronic form as of the end of each fiscal year. (Newly Established.)	*(Dividends from Surplus)* **Article 30.** 1. Year-end dividends shall be paid by a resolution of a general meeting of shareholders to the shareholders or registered share pledgees appearing in the last record of the Register of Shareholders in writing or in electronic form as of the end of each business year. 2. In addition to the preceding paragraph, interim dividends shall be paid by a resolution of the Board of Directors to the shareholders or registered share pledgees appearing in the last record of the Register of Shareholders in writing or in electronic form as of September 30 of each year.
(Interim Dividends) **Article 32.** The Company may by a resolution of the Board of Directors make a cash distribution as provided in Article 293-5 of the Commercial Code of Japan (the "interim dividends") to the shareholders or registered pledgees appearing in the last record of the Register of Shareholders in writing or in electronic form as of September 30 each year.	(Deleted.)
(Conversion of Preference Shares and Dividends) **Article 33.** With respect to the first payment of dividends or interim dividends on ordinary shares issued upon conversion of preference shares, such dividends shall be paid on the basis that the conversion is deemed to have been effected on April 1 when a request for conversion or mandatory conversion was made during the period from April 1 to September 30, and on October 1 when a request for conversion or mandatory conversion was made during the period from October 1 to March 31 of the following year.	(Deleted.)
(Newly Established.)	*(Purchase of the Company's Own Shares)* **Article 31.** The Company may purchase its own

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
	shares through market trading, etc. by a resolution of the Board of Directors.
(Prescription Period for Dividends, etc.) **Article 34.** If any dividends or any interim dividends remain unclaimed after the expiration of three (3) years from the day on which such dividends became due and payable, the Company shall be relieved from the obligation to pay such dividends.	*(Prescription Period for Dividends, etc.)* **Article 32.** If any year-end dividends or any interim dividends remain unclaimed after the expiration of three (3) years from the day on which such dividends became due and payable, the Company shall be relieved from the obligation to pay such dividends.

Agenda Item No. 3: Matters concerning the election of thirteen (13) Directors

Messrs. Atsushi Takahashi, Yutaka Morita, Takaaki Hatabe, Hideo Fujii, Masao Shibuya, Ikuho Inoue, Masahiko Nakai, Masaru Suzuki, Tomoaki Ando and Hitoshi Tsunekage have been re-elected to reassume their office and Messrs. Masakiyo Inoue, Kiyoshi Mukohara and Shuichi Kusakawa have been newly elected to assume their office.

At the meeting of the Board of Directors held on the same day, the Executive Officers were elected and each took office as follows:

Deputy President Executive Officer (also, Director)	Mr. Takaaki Hatabe
Senior Managing Executive Officer (also, Director)	Mr. Hideo Fujii
Senior Managing Executive Officer (also, Director)	Mr. Masao Shibuya
Senior Managing Executive Officer (also, Director)	Mr. Ikuho Inoue
Senior Managing Executive Officer (also, Director)	Mr. Masakiyo Inoue
Managing Executive Officer (also, Director)	Mr. Masahiko Nakai
Managing Executive Officer	Mr. Akio Otsuka
Managing Executive Officer (also, Director)	Mr. Kiyoshi Mukohara
Managing Executive Officer (also, Director)	Mr. Masaru Suzuki
Managing Executive Officer	Mr. Teruhiko Sugita
Managing Executive Officer	Mr. Hiroaki Okuno
Managing Executive Officer (also, Director)	Mr. Tomoaki Ando
Managing Executive Officer (also, Director)	Mr. Hitoshi Tsunekage
Managing Executive Officer (also, Director)	Mr. Shuichi Kusakawa
Managing Executive Officer	Mr. Rikiya Hattori
Executive Officer	Mr. Tadashi Chida
Executive Officer	Mr. Hidehiko Asai
Executive Officer	Mr. Takashi Matsui